UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

______________________________________________________________________________


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                      LIGAND PHARMACEUTICALS INCORPORATED
                      -----------------------------------
                               (Name of Issuer)


                    Common Stock, $.001 par value per share
              ---------------------------------------------------
                        (Title of Class of Securities)


                                   53220K207
                         -----------------------------
                                (CUSIP Number)


                               December 31, 2005
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [   ]  Rule 13d-1(b)

                              [ X ]  Rule 13d-1(c)

                              [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.:   53220K207                                      Page 2 of 11 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL MANAGEMENT, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         6,906,000
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    6,906,000
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,906,000
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.3% based on 74,131,283 shares outstanding as of December 15, 2004.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.:   53220K207                                      Page 3 of 11 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL GP, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         6,906,000
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    6,906,000
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,906,000
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.3% based on 74,131,283 shares outstanding as of December 15, 2004.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.:   53220K207                                      Page 4 of 11 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL MASTER FUND, LTD.
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................

4.    Citizenship or Place of Organization

      Cayman Islands, British West Indies
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         3,980,843
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    3,980,843
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,980,843
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [X]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.4% based on 74,131,283 shares outstanding as of December 15, 2004.
...............................................................................
12.   Type of Reporting Person:

      IA

                                 SCHEDULE 13G

CUSIP No.:   53220K207                                      Page 5 of 11 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      LAWRENCE M. ROBBINS
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      United States of America
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         6,906,000
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    6,906,000
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,906,000
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      9.3% based on 74,131,283 shares outstanding as of December 15, 2004.
...............................................................................
12.   Type of Reporting Person:

      IA

                                                            Page 6 of 11 Pages

Item 1(a).      Name of Issuer:

                Ligand Pharmaceuticals Incorporated (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                10275 Science Center Drive, San Diego, CA 92121-1117.

Item 2(a).      Name of Person Filing

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)    Glenview  Capital  Management,  LLC ("Glenview   Capital
                      Management");

                ii)   Glenview Capital GP, LLC ("Glenview Capital GP");

                iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund); and

                iv)   Lawrence M. Robbins ("Mr. Robbins").

                This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).      Address of Principal Business Office or, if None, Residence

                The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022. The address of the principal business office of Glenview Capital Master Fund is Harbour Centre, North Church Street, P.O. Box 8966T, George Town, Grand Cayman, Cayman Islands, British West Indies.

                                                            Page 7 of 11 Pages

Item 2(c).      Citizenship

                i)    Glenview   Capital  Management  is  a  Delaware  limited
                      liability company;

                ii) Glenview Capital GP is a Delaware limited liability company;

                iii)  Glenview   Capital  Master  Fund  is  a  Cayman  Islands
                      exempted company; and

                iv) Mr. Robbins is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, $0.001 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                53220K207

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                (i) As of February 14, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 6,906,000 Shares. This amount consists of: (A) 346,013 Shares held for the account of Glenview Capital Partners; (B) 3,980,843 Shares held for the account of Glenview Capital Master Fund; (C) 1,939,844 Shares held for the account of Glenview Institutional Partners; (D) 498,902 Shares held for the account of GCM Little Arbor Master Fund, (E) 131,856 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 8,542 Shares held for the account of GCM Little Arbor Partners.

                (ii) As of February 14, 2006, Glenview Capital Master Fund may be deemed to be the beneficial owner of 3,980,843 Shares. This amount consists of 3,980,843 Shares held for its account.

Item 4(b)       Percent of Class:

                (i) The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 9.3% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed proxy statement, there were approximately 74,131,283 shares outstanding as of December 15, 2004).

                (ii) The number of Shares of which Glenview Capital Master Fund may be deemed to be the beneficial owner constitutes approximately 5.4% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed proxy statement, there were approximately 74,131,283 shares outstanding as of December 15, 2004).

                                                            Page 8 of 11 Pages

Item 4(c)       Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:
------------------------------------------------------------------

(i)   Sole power to vote or direct the vote:                                 0

(ii)  Shared power to vote or direct the vote:                       6,906,000

(iii) Sole power to dispose or direct the disposition of:                    0

(iv)  Shared power to dispose or direct the disposition of:          6,906,000


Glenview Capital Master Fund:
-----------------------------

(i)   Sole power to vote or direct the vote:                                 0

(ii)  Shared power to vote or direct the vote:                       3,980,843

(iii) Sole power to dispose or direct the disposition of:                    0

(iv)  Shared power to dispose or direct the disposition of:          3,980,843


Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable

Item 6.         Ownership  of  More  than  Five  Percent on Behalf of Another
                Person:

                This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By: /s/ Lawrence M. Robbins
                                         -----------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL GP, LLC


                                     By:  /s/ Lawrence M. Robbins
                                          ----------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL MASTER FUND, LTD.

                                     By: Glenview Capital Management, LLC
                                         As Investment Manager


                                     By:  /s/ Lawrence M. Robbins
                                          ----------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2006              LAWRENCE M. ROBBINS


                                     /s/ Lawrence M. Robbins
                                     -----------------------

                                                           Page 10 of 11 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

B.    Joint Filing Agreement, dated February 14, 2006 by and among
      Glenview Capital Management, LLC, Glenview Capital GP, LLC,
      Glenview Capital Master Fund, Ltd. and Lawrence M.
      Robbins.....................................................          11

                                                           Page 11 of 11 Pages



                                   EXHIBIT B

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G, Amendment No. 1 with respect to the Common Stock of Ligand Pharmaceuticals Incorporated dated as of February 14, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2006              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By: /s/ Lawrence M. Robbins
                                         -----------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL GP, LLC


                                     By:  /s/ Lawrence M. Robbins
                                          ----------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2006              GLENVIEW CAPITAL MASTER FUND, LTD.

                                     By:  Glenview Capital Management, LLC
                                          As Investment Manager


                                     By:  /s/ Lawrence M. Robbins
                                          ----------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2006              LAWRENCE M. ROBBINS


                                     /s/ Lawrence M. Robbins
                                     ----------------------------